DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

S&P 500® Index Linked Capped Buffered Underlying Securities (BUyS)

US Equities ▪ Bullish ▪ Short Dated ▪ Fee-Based Accounts

Indicative Terms as of October 1, 2009

CUSIP:	2515A0 VE 0
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	24 Months
Index:	S&P 500® Index
Initial Level:	Official closing level of the Index on the Trade Date
Final Level:	Official closing level of the Index on the Final Valuation Date
Index Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ (subject to the Index Return Cap)
Participation Rate:	100%
Index Return Cap:	21.50% - 27.50% (TBD on Trade Date)
Maximum Return:	21.50% - 27.50% (TBD on Trade Date)
Buffer Level:	15% of the Initial Level (first 15% depreciation of the Index is fully protected)
Payment at Maturity:	If the Final Level: (a) is greater than or equal to the Initial Level, a cash payment equal to the Index Return, which is subject to the Index Return Cap, multiplied by the Participation Rate. Accordingly, subject to the Maximum Return, the Payment at Maturity will be: $1,000 + ($1,000 x Index Return x Participation Rate); OR (b) is less than the Initial Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR (c) is less than the Initial Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be $1,000 + [$1,000 x (Index Return + Buffer Level)].
Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the BUyS. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement. The agents for this offering are affiliates of ours. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 748J.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If the Index Return is positive, investors will receive 100.00% of the Index Return at maturity, subject to an Index Return Cap of between 21.50% - 27.50% (TBD on Trade Date) for a Maximum Return of between 21.50% - 27.50% (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Level is lower than the Initial Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 85%.

Benefits

- U.S. equity index exposure with principal protection for the first 15% of any depreciation, subject to the Index Return Cap
- 100% of any positive Index Return up to the Index Return Cap
- The BUyS will outperform the Index at maturity if the Final Level is below the Initial Level

Risks

- Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the Index, you may lose up to 85% of your initial investment
- Return on the BUyS is limited by the Index Return Cap, and you will not benefit from any appreciation of the Index beyond the Index Return Cap
- Return on the BUyS is linked to the value of the Index without taking into consideration the value of dividends paid on the component stocks of the Index
- An investment in the BUyS is subject to the credit of the Issuer

Important Dates

Offering Period:	October 1, 2009- October 9, 2009
Trade Date:	October 9, 2009
Settlement Date:	October 15, 2009
Final Valuation Date:	October 11, 2011
Maturity Date:	October 14, 2011 (24 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated October 1, 2009 R-5817-1 (08/08)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 15%, Participation Rate of 100% and an Index Return Cap of 24.50%)
Change in Index (%)	Index Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-30.00%	-30.00%	-15.00%	$850.00
-15.00%	-15.00%	0.00%	$1,000.00
-10.00%	-10.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	5.00%	5.00%	$1,050.00
10.00%	10.00%	10.00%	$1,100.00
15.00%	15.00%	15.00%	$1,150.00
20.00%	20.00%	20.00%	$1,200.00
30.00%	24.50%	24.50%	$1,245.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $150 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE INDEX RETURN CAP — The Index Return cannot exceed the Index Return Cap of between 21.50% and 27.50% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,215.00 and $1,275.00 (to be determined on the Trade Date) for each $1,000.00 face amount of the BUyS you hold, regardless of any increase in the Index beyond the Index Return Cap.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Index.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUyS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index or the value of the BUyS.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 748J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 748J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

DWS Structured Products    1.866.637.9185    www.dws-sp.com